EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	October 31,
	2007	2008	2009
Pre-tax income (loss) from continuing operations	$85,732	$41,539	$(582,478)
Fixed charges:
Interest expense	26,996	12,927	7,406
Portion of rental expense representative of interest factor	3,505	4,104	4,111

Total fixed charges	30,501	17,031	11,517

Pre-tax income (loss) from continuing operations plus fixed charges	$116,233	$58,570	$(570,961)

Ratio of earnings (loss) to fixed charges	3.81	3.44	— (1)

(1)	Earnings for the year ended October 31, 2009 were inadequate to cover total fixed charges. The amount of the deficiency was $582.5 million.